AH
3·1·2004

CM

04002139

S[illegible]S
[illegible]E COMMISSION
[illegible]20549

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SEC FILE NUMBER
8- 38139

SEC MAIL RECEIVED PROCESSING
FEB 17 2004
WASH. D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Midwest Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

108 Boeykens Place
(No. and Street)

Normal, IL 61761
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Pratt (309) 662-8452
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William Matthews, CPA, SC
(Name — *if individual, state last, first, middle name*)

14040 E. Capitol Dr. Brookfield, WI 53005
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer Pratt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Midwest Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

"OFFICIAL SEAL"
SCOTT A. GINGER
Notary Public, State of Illinois
My Commission Expires 04/23/06

Signature

CCO

Title

Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST MIDWEST SECURITIES. INC

ANNUAL AUDIT REPORT

DECEMBER 31, 2003 and DECEMBER 31, 2002

FIRST MIDWEST SECURITIES. INC

DECEMBER 31, 2003 and DECEMBER 31, 2002

TABLE OF CONTENTS

WILLIAM
MATTHEWS
C.P.A., S.C.

INDEPENDENT AUDITOR'S REPORT

February 7, 2004

To the Board of Directors of
First Midwest Securities, Inc.

We have audited the accompanying statements of financial position of First Midwest Securities, Inc. as of December 31, 2003 and 2002 and the related statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Management's procedures for safeguarding securities have also been reviewed. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Midwest Securities, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Mailing Address:
P.O. Box 790
Elm Grove, WI 53122-0790
www.wmcpa.com
WILLIAM MATTHEWS C.P.A., S.C.
CERTIFIED PUBLIC ACCOUNTING

Corporate Location:
14040 West Capitol Drive
Brookfield, WI 53005
262-373-5000
Fax 262-373-5007
800-729-0712

FIRST MIDWEST SECURITIES, INC.
Statement of Financial Position
As of December 31, 2003 and December 31, 2002

Assets	December 31, 2003			December 31, 2002		
	Allowable	Non-Allowable	Total	Allowable	Non-Allowable	Total
Current Assets:						
Cash - note 3	$188,141		$188,141	$98,206	$1,579	$99,785
Commissions and related Receivables- note 4	275,949	82,335	358,284	94,271	70,312	164,583
Due from parent company - note 5		0	0		0	0
Other assets and receivables		388	388		3,300	3,300
Prepaid fees			0		39,435	39,435
Deferred tax benefit		2,720	2,720		13,632	13,632
Total Current Assets	464,091	85,443	549,533	192,477	128,258	320,735
Other Assets:						
Security deposit with clearing house	76,790		76,790	56,578		56,578
TOTAL ASSETS	$540,881	$85,443	$626,323	$249,055	$128,258	$377,313

Liabilities and Stockholders Equity

	December 31, 2003	December 31, 2002
Current Liabilities:		
Commission payable - note 5	$0	$156,042
Accounting fees payable	4,500	4,200
Management fees payable - note 5	21,320	10,946
Federal income taxes payabe to parent - note 6	109,018	(24,802)
State income taxes payable to parent - note 6	18,147	0
Arbitration decision note payable - note 12		
Total Liabilities	$152,985	$146,386
Stockholders Equity:		
Common stock - no par value, 15,000 shares authorized; 12,073 and 9,540 shares issued and outstanding in 2001 and 2000 respectively - note 8	$229,435	$229,435
Retained earnings (deficit)	243,903	1,492
TOTAL STOCKHOLDERS EQUITY	$473,338	$230,927
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$626,323	$377,313

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
Statement of Operations and Retained Earnings (Deficit)
For the Years Ended December 31, 2003 and December 31, 2002

	For the Years Ended Dec.31 2003	2002
Revenue:		
Securities commissions - Listed stock	$ 242,646	$ 43,159
- OTC stock	1,057,293	2,146,846
- Mutual funds	761,640	727,034
- Options	103,842	101,927
- Bonds	456,541	96,236
Total securities commissions	2,621,962	3,115,202
Variable annuity commissions	481,670	261,797
Private placements fees	84	0
Limited partnership commissions	43,946	33,818
Due diligence fees	(367)	2,592
Inventory - trading profits	325,977	75,737
Life insurance commissions	75,221	26,344
Registered investment advisory fees	171,883	36,102
Miscellaneous income	146,398	16,789
Total Revenues	3,866,773	3,568,381
Expenses:		
Commissions to parent company - note 2	$ 3,090,361	$ 3,064,493
Management fees to parent company - note 5	0	148,887
Principal Clearance	195,758	176,935
Quote service rental	5,393	40,398
Registration fees	88,667	11,360
Rent and storage - note 5	0	58,424
Signature guarantee service	920	965
Travel	2,041	11,977
Other general and administrative expenses-page 12	126,267	122,312
Total Expenses	3,509,406	3,635,751
Operating Income (Loss)	$ 357,367	$ (67,370)
Other Income (Expense)		
Interest income	48,329	85,533
Interest expense	(407)	0
Postage reimbursements	0	19,732
Unrealized asset depreciation (appreciation)	0	0
Bad debts	0	0
Total Other Income (Expense)	47,923	105,265
Income before Taxes	$ 405,290	$ 37,895
Income Tax Expense (Credit) - note 6	162,880	3,080
Net Income (Loss) for the Year	$ 242,410	$ 34,815
Retained Earnings - Beginning of Year	1,492	(33,323)
Retained Earnings (Deficit) - End of Year	$ 243,902	$ 1,492

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
Statement of Cash Flows
For the Years Ended December 31, 2003 and December 31,2002

	For the Year Ended Dec. 31. 2003	2002
Cash flow from Operating Activities		
Net income (loss)	$ 242,410	$ 34,815
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in deferred tax benefit	10,912	1,518
Change in current assets and liabilities		
Decrease (increase) in		
Commissions and related receivables	(193,701)	(61,167)
Due from parent company - note 5	0	(10,293)
Investment in common stock - trading, at cost	2,912	11,205
Prepaid fees	39,435	(23,956)
Increase (decrease) in		
Commissions payable - note 5	(156,042)	63,069
Accounting fees payable	300	450
Management fees payable - note 5	10,375	2,951
Federal income taxes due parent - note 6	133,820	1,562
State income taxes payable - note 6	18,147	0
Accrued interest on subordinated loan - note 6		
Arbitration decision note payable - note 12	0	0
Net cash provided by (used for) operating activities	108,568	20,154
Cash Flow from Financing Activities		
Increase in security deposits	(20,212)	(349)
Purchase of treasury stock		
Principal reductions of subordinated loan		
Proceeds from issuance of common stock	0	
Net cash provided by (used for) financing activities	(20,212)	(349)
Net increase (decrease) in cash	88,356	19,805
Cash at beginning of year	99,785	79,980
Cash at end of year- note 3	$ 188,141	$ 99,785

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND DECEMBER 31, 2002

Note I - Summary of Significant Accounting Policies

Nature of Operations

First Midwest Securities, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. First Midwest Securities, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

Basis of Statement Preparation

The company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Use of Estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Uncollectible Accounts

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in, first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. For the years ended December 31, 2002 and December 31,2001 these differences relate to operating loss carry-forwards, unrealized depreciation on securities, and an arbitration decision that is not deductible for tax purposes until it is paid. The deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Advertising

Advertising costs are charged to operations when incurred and amounted to $20,164 and $1,513 for 2003 and 2002 respectively.

Note 2 - Corporate History

First Midwest Securities, Inc. was formally known as Ablestrong Securities, Inc. Ablestrong Securities, Inc. was incorporated in 1987 and was a wholly owned subsidiary of Ablestrong Financial Group, Inc. In November 1989, The Investment Company, Inc. acquired Ablestrong Securities, Inc. On December 12, 1989, Ablestrong Securities, Inc. changed its name to First Midwest Securities, Inc.

First Midwest Securities, Inc. is registered as a licensed broker to deal in securities.

Note 3 - Cash

The following is a summary of cash as of December 31, 2003 and December 31, 2002

	December 31, 2003			Dec. 31, 2002
	Allowable	Non-Allowable	Total	Total
Checking	$ 188,141	$ 0	$ 188,141	$ 20,836
Money market	0	0	0	0
Risk trading account	0	0	0	78,949
Total	$ 188,141	$ 0	$ 188,141	$ 99,785

Note 4 - Commissions and Related Receivables

The following is a summary of commissions and related receivables as of December 31, 2003 and December 31, 2002:

	December 31, 2003			December 31,2002
	Allowable	Non-allowable	Total	Total
Securities commissions:				
Mutual fund commissions	$ 5,311	$ 12,120	17,431	$ 12,961
Clearing Houses	163,623		163,623	90,424
Due Diligence			0	0
Total	$ 168,934	$ 12,120	$ 181,054	$ 103,207

Note 4 - Commissions and Related Receivables(cont'd)

	December 31, 2003			December 31,2002
	Allowable	Non-allowable	Total	Total
Variable annuity commissions	$ 11,351	$ 827	12,178	$ 10,778
Limited Partnerships	0	0	0	10,386
Other Receivables	95,664	69,388	165,052	40,229
Total	$ 275,949	82,335	$ 358,284	$ 164,583

Note 5 - Related Party Transactions: Due from (to) Parent Company

The following is a summary of the amounts to be collected from (paid to) First Midwest Securities, Inc.'s parent company (The Investment Company, Inc.):

:	December, 31 2003	2002
Broker's fees	$ 0	$ 0
Corporate income tax receivable (payable)		
Federal	$ 109,018	$ (24,802)
State	$ 18,147	$ 0
Total	$ 127,165	$ (24,802)

Rent

First Midwest Securities, Inc. leases office space on an informal month-to-month basis from its parent company (The Investment Company, Inc.).

For the years ended December 31, 2003 and December 31, 2002 rent expense amounted to $0 and $58,424, respectively.

Commissions

First Midwest Securities, Inc. pays commissions to its parent company (The Investment Company, Inc.), who employs the related individual brokers. The amount due to the parent is generally 91% of all commissions and advisory fees earned by First Midwest Securities, Inc. For the years ended December 31, 2003 and December 31, 2002, commission expense under this arrangement amounted to $3,090,361 and $3,064,493 respectively. Commissions payable to the parent company as of December 31, 2003 and December 31, 2002, amounted to $0 and $156,042, respectively.

Note 5-Related Party Transactions (Cont'd)

Management Fees

First Midwest Securities, Inc. pays management fees to its parent company (The Investment Company, Inc.). The fees are paid on an informal basis, and are based on a percentage of revenue earned, but can be waived altogether by the parent company if the funds are not available.

For the years ended December 31, 2003 and December 31, 2002, management fees expense amounted to $0 and $148,887, respectively. Management fees payable as of December 31, 2003 and December 31, 2002, amounted to $21,320 and $10,946, respectively.

Other

First Midwest Securities, Inc. pays its parent company (The Investment Company, Inc.) for telephone expenses incurred, and for its share of consolidated federal income taxes (See Also Notes 6 and 9).

Note 6- Income Taxes

First Midwest Securities, Inc. files a consolidated federal income tax return with its parent company (The Investment Company, Inc.). Income taxes reflected in these financial statements include only First Midwest Securities, Inc.'s portion of the total income taxes of the consolidated return.

The following are the components of income tax expenses for 2003 and 2002:

	December 31, 2002 Federal	State	Total	December 31 2001 Total
Income tax payable	$ 130,814	$ 32,065	162,880	(10,249)
Deferred income tax	(0)	0	0	13,332
Total income tax expense	$ 130,814	$ 32,065	162,880	$(3,083)

For the year ended December 31, 2003 it is reasonably certain that the temporary differences relating to taxable income and accounting income will reverse in future years. Therefore, no valuation allowance is needed. Using a combined federal and State tax rate of 28.4%, the deferred tax assets amounted to:

Note 6-Income Taxes (Cont'd)

	December 31, 2003			Dec. 31, 2002
Deferred tax asset:	Federal	State	Total	Total
Net operating losses	$ 1,963	$ 757	$ 2,720	$ 13,632
Timing Differences	0	0	0	(0)
Total	$ 1,963	$ 757	$ 2,720	$ 13,632

Note 7 - Net Capital

First Midwest Securities, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. First Midwest Securities, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

The net capital requirements (in accordance with Section 15c3-1 of Securities and Exchange Commission Rules) are S100,000, for brokers who receive securities, but who do not generally carry customers' accounts. First Midwest Securities, Inc. has complied with these requirements for the years ended December 31, 2003 and December 31, 2002.

Because First Midwest Securities, Inc. cleared all customer transactions through another broker-dealer on a fully disclosed basis, the Company is exempt from having to provide information relating to the possession or control requirements in accordance with Section 15c3-3 of the SEC Rules.

Note 8 - Stockholders' Equity

For the years ended December 31, 2003 and 2002, there were 15,000 shares authorized of no par value common stock. For the year ended December 31, 2003 and 2002, there were 12,073 and 12,073 shares issued and outstanding respectively.

Note 9 - Additional Cash Flow Disclosures

There were no outlays for income taxes during December 31 2003, and December 31, 2002
Cash outlays for interest paid during 2003 and 2002 amounted to $ 406 and $0 respectively.

Note 10 - Concentration of Credit Risk and Revenue

The company maintains its cash at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2003 and 2002, the company exceeded the insured limit by $87,135 and $ 0 respectively.

Note 11 - Disclosures About Fair Value of Financial Instruments

The carrying amount of all financial instruments as reported in the accompanying statements of financial position is equal to the fair value for these same financial instruments as of December 31, 2003.

February 7, 2004

To the Board of Directors of
First Midwest Securities, Inc.

The accompanying financial information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Our audit of the basic financial statements was made for the purpose of forming an opinion on those statements taken as a whole. The accompanying financial information has been subjected to the same procedures applied to the audit of the related basic financial statements.

In our opinion, the accompanying financial information fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FIRST MIDWEST SECURITIES, INC.
Computation of Net Capital
As of December 31, 2003 and December 31, 2002

	As of December 31 2003	2002
Total stockholders' equity per financial statement	$ 473,338	$ 230,927
Deduct: Total nonallowable assets per statement of financial position	(85,443)	(128,258)
Net Capital	$ 387,896	$ 102,669

* * *

Computation of Excess Net Capital Requirement
As of December 31, 2003 and December 31, 2002

	As of December 31 2003	2002
Net Capital	$ 387,896	$ 102,669
Deduct: Minimum dollar net capital requirement-note 7	(100,000)	(50,000)
Excess Net Capital	$ 287,896	$ 52,669

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.

Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2003 and December 31, 2002

	For the years ended December 31	
	2003	2002
Balance at beginning of year	$ 230,926	$ 196,111
Add: Net income (loss)	242,410	34,815
Issuance of common stock	0	
Deduct: Purchase of treasury stock	0	0
Balance at end of year	$ 473,336	$ 230,926

* * *

Statements of Changes in Liabilties Subordinated to Claims of General Creditors
As of December 31, 2003 and December 31, 2002

	As of December 31	
	2003	2002
Balance at beginning of year	$ 0	$ 0
Increases		
Decreases		
Balance at end of year	$ 0	$ 0

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.

Reconciliation of the Unaudited Computation of Net Capital to the Audited Computation of Net Capital As of December 31, 2003 and December 31, 2002

		As of December 31 2003		2002
Unaudited net capital per focus report	$	514,016	$	98,691
Adjustments to asset accounts-increase (decrease)				
Cash				
Adjustments to liabiltiy accounts-decrease (increase)				
Corporate taxes payable		(126,120)		(1,562)
Audited net capital	$	387,896	$	97,129

* * *

Reconciliation of the Unaudited Computation of Excess Net Capital Requirement to the Audited Computation of Excess Net Capital Requirement As of December 31, 2003 and December 31, 2002

		As of December 31 2003		2002
Unaudited Excess Net Capital	$	414,016	$	48,691
Adjustments to asset accounts-increase (decrease)				
Cash				
Adjustments to liabiltiy accounts-decrease (increase)				
Corporate taxes payable		(126,120)		(1,562)
Audited Excess Net Capital	$	287,896	$	47,129

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
Schedule of Other General and Administrative Expenses
For the Years Ended December 31, 2003 and December 31, 2002

	For the years ended December 31 2003	2002
Other General and Administrative Expenses		
Accounting	$ 7,748	$ 13,085
Advertising	20,164	1,513
Dues and subscriptions	950	14,425
Website and educational expenses	545	46,435
Insurance	41,871	(16,787)
Licenses and permits	7,807	0
Legal Fees	15,377	3,541
Miscellaneous	20,735	6,539
Office supplies	2,932	11,657
Postage	5,369	11,876
Repairs, maintenance and property taxes	882	0
Telephone	1,888	30,028
Total Expenses	$ 126,267	$ 122,312

The accompanying notes are part of these financial statements

WILLIAM MATTHEWS C.P.A., S.C.

February 7, 2004

To the Board of Directors of
First Midwest Securities, Inc.

Subject: *Internal Accounting Control*

We have audited the financial statements of First Midwest Securities, Inc. for the year ended December 31, 2003 and have issued our report thereon dated February 7, 2004.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In planning and performing our audit of the financial statements of First Midwest Securities, Inc, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

The management of First Midwest Securities, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure polices and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or deposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure and its operation; that we consider to be material weakness as defined above.

Mailing Address:
P.O. Box 790
Elm Grove, WI 53122-0790
www.wmcpa.com
WILLIAM MATTHEWS C.P.A., S.C.
CERTIFIED PUBLIC ACCOUNTING

Corporate Location:
14040 West Capitol Drive
Brookfield, WI 53005
262-373-5000
Fax 262-373-5007
800-729-0712